

December 4, 2013

<u>Via E-mail</u>
Ms. Elizaveta Padaletc
President, CEO and CFO
Artec Consulting Corp.
Allmandring str. 22d-31
Stuttgart, Germany 70569

  Re: **Artec Consulting Corp.**
    Form 8-K Item 4.01
    Filed November 25, 2013
    Form 8-K/A Item 4.01
    Filed December 3, 2013
    File No. 333-186732

Dear Ms. Padaletc:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

          Sincerely,

          /s/ Jenn Do

          Jenn Do
          Staff Accountant